[redacted]

11015356

SEC Mail Processing Section

AUG 26 2011

Washington, DC 105

OMB APPROVAL
OMB Number 3235-0123
Expires April 30, 2013
Estimated average burden
Hours per response 12.00

SEC FILE NUMBER
8 – 67501

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2010 AND ENDING JUNE 30, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

CLEARVIEW TRADING ADVISORS, INC. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

114 WEST 47th STREET - Suite 1712

NEW YORK,	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL BEATON (603) 379 - 2478

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *GREGG ETTIN*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *CLEARVIEW TRADING ADVISORS, INC., as of JUNE 30, 2011*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________ Signature

CEO
______________________ Title

X ______________________ Notary Public

MARIO BERMUDEZ
Notary Public, State of New York
No. 01BE6195793
Qualified in New York County
Commission Expires Nov. 03, 2012
6/7/11

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS	
Cash and cash equivalents	$ 25,703
Commissions receivable	212,646
Clearing deposit	1,000,000
Furniture, fixtures and equipment - net of accumulated depreciation of $27,418 (Notes 2(d) and 4)	29,473
Other assets	11,743
Total assets	$ 1,279,565

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions payable	$ 129,484
Accounts payable and accrued expenses	100,660
Deferred rent liability	14,702
Total liabilities	244,846
Commitments and Contingencies (Notes 7 and 8)	
Stockholder's Equity (Note 9)	
Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding	12,500
Additional paid-in capital	1,012,500
Retained earnings	9,719
Total stockholder's equity	1,034,719
Total liabilities and stockholder's equity	$ 1,279,565

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

Note 1- Nature of Business

Clearview Trading Advisors, Inc. (The "Company") was incorporated in the state of New York on October 17, 2006 to engage in the general business of a broker or dealer in securities. The Company is a member of the Financial Industry Regulatory Authority, and is registered with the Securities and Exchange Commission.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) Marketable Securities
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Equipment
Equipment is carried at cost and is depreciated over the useful life of 5-7 years using the straight-line method.

e) Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) Income Taxes
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income

Note 2- Summary of Significant Accounting Policies (continued)

f) *Income Taxes*

taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 3- Income Taxes

The significant components of the provision for income taxes for the year ended June 30, 2011 were as follows:

Federal	$ 51,948
New York State	12,201
New York City	8,077
	$ 72,226

Note 4- Furniture, Fixtures and Equipment

Major classifications of property and equipment, as of June 30, 2011 are summarized as follows:

Furniture and Fixtures	$ 23,582
Computer Equipment	33,309
	56,891
Less: Accumulated depreciation	(27,418)
	$ 29,473

Note 5- Related Party

The Company introduced to another broker/dealer an affiliated company with common ownership. The Company received approximately $83,000 in revenue from the other broker/dealer on the business they generated from the affiliated company and paid approximately $30,000 of expenses for the affiliated company.

Note 6- Significant Customers

Two customers accounted for approximately 40% of the Company's revenues for the year ended June 30, 2011.

CLEARVIEW TRADING ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2011

Note 7- Commitments and Contingencies

The Company leases office space under and agreement expiring on November 30, 2014. Future minimum annual rental commitments under the lease are as follows:

2012	253,872
2013	253,872
2014	253,872
2015	105,780

Note 8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 9- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2011, the Company had net capital of $989,737, which was $889,737 in excess of its required net capital of $100,000. The Company's net capital ratio was 24.74%.

A copy of the Firm's statement of Financial Condition as of June 30, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Clearview Trading Advisors, Inc
114 West 47th Street, Suite 1712
New York, NY 10036

Gentlemen:

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2011. in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
August 18, 2011

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

SEC
Mail Processing
Section
AUG 26 2011
Washington, DC
105

CLEARVIEW TRADING ADVISORS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Period July 1, 2010 through June 30, 2011

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Clearview Trading Advisors, Inc.
114 West 47th Street – Suite 1712
New York, NY 10036

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2011, which were agreed to by Clearview Trading Advisors, Inc. ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, with the amounts reported in the Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2011, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP

Lerner & Sipkin, CPAs, LLP (NY)
August 18, 2011

CLEARVIEW TRADING ADVISORS, INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

Period July 1, 2010 through June 30, 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$2,923,942
Additions	-
Deductions	(365,100)
SIPC Net Operating Revenues	$2,558,842

Determination of General Assessment:

SIPC Net Operating Revenues:	$2,558,842
General Assessment @ .0025	6,397

Assessment Remittance:

General Assessment	$ 6,397
Less: Payment made with Form SIPC-6	($2,936)
Less: Prior overpayment applied	(269)
Assessment Balance Due	$ 3,192

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Period July 1, 2010 through June 30, 2011:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$2,558,842
SIPC Net Operating Revenues as computed above	2,558,842
Difference	$ -